UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

GAI Mesirow Insight Fund, LLC
 (Name of Issuer)

GAI Mesirow Insight Fund, LLC
 (Name of Person(s) Filing Statement (Issuer))

 Shares of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Lloyd Lipsett
Wells Fargo Law Department
MAC J9201-210
200 Berkeley Street
Boston, MA 02116
(617) 210-3433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:
Mark P. Goshko
George J. Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA 02111-2950
(617) 261-3100

September 18, 2015
 (Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $71,242,000 (a)	Amount of Filing Fee $8,278.32 (b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,278.32	Filing Parties:	GAI Mesirow Insight Fund, LLC
Form or Registration No.:	SC TO-I	Date Filed:	September 18, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 1 to Tender Offer Statement

This Amendment No. 1 (“Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on September 18, 2015 by GAI Mesirow Insight Fund, LLC (the “Fund”), relating to the Fund’s offer to purchase shares of limited liability company interest in the Fund (“Shares”) from holders of the Fund’s Shares (“Members”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal in an aggregate amount of up to $71,242,000 (the “Offer”).

The purpose of this Amendment is to amend and supplement only those items and exhibits to the Schedule TO that are being reported herein. Except as specifically provided in this Amendment, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. The Schedule TO, the Offer to Purchase, and the Letter of Transmittal are incorporated by reference into this Amendment.

This Amendment is filed in satisfaction of the reporting requirements under Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of This Tender Offer.

Item 4 of the Schedule TO is hereby amended and supplemented by deleting in its entirety paragraph 4(a)(2)(i) and replacing it with the following:

As described in the definitive Information Statement filed with the SEC on Form DEF 14C on September 25, 2015 (1940 Act File No. 811-22221) (“Information Statement”), it is proposed that, the Fund will reorganize with and into GAI Corbin Multi-Strategy Fund, LLC (the “Corbin Fund”), also a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company, to form a single fund (the “Reorganization”). The approval of the Reorganization is expected to occur at a special meeting of the Members held on October 27, 2015 (the “Member Meeting”). The Fund has received written consent approving the Reorganization on behalf of Members whose aggregate beneficial interests in the Fund represent a majority of the Fund’s net asset value, meaning the Reorganization will almost certainly be approved. Members of the Fund will automatically become members of the Corbin Fund. Reference is hereby made to the Information Statement, which is incorporated herein by reference.
Item 12. Exhibits.
Exhibit 99.2 (Offer to Purchase) of Item 12 of Schedule TO is hereby amended and supplemented by deleting in its entirety the fourth paragraph entitled “Certain Information About the Fund” under Section 8 and replacing it with the following:

As discussed in the definitive Information Statement filed with the SEC on Form DEF 14C on September 25, 2015 (1940 Act File No. 811-22221) (“Information Statement”), a Plan of Reorganization would result in the Fund being reorganized with and into the GAI Corbin Multi-Strategy Fund, LLC (the “Corbin Fund”), also a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company, to form a single fund (the “Reorganization”). The approval of the Reorganization is expected to occur at a special meeting of the Members held on October 27, 2015 (the “Member Meeting”). The Fund has received written consent approving the Reorganization on behalf of Members whose aggregate beneficial interests in the Fund represent a majority of the Fund’s net asset value, meaning the Reorganization will almost certainly be approved. Members of the Fund will automatically become members of the Corbin Fund. Reference is hereby made to the Information Statement, which is incorporated herein by reference. The Offer is expected to be the last opportunity Members will have to withdraw from the Fund prior to the effective date of the Reorganization.

Item 12 of Schedule TO is hereby further amended and supplemented by adding the following exhibit, which is filed herewith, to the Exhibit Index:
99.4         Other Communications.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015

GAI MESIROW INSIGHT FUND, LLC

By:	/s/ Adam Taback
Name:	Adam Taback
Title:	President

EXHIBIT INDEX

Exhibit

99.1            Cover Letter to Offer to Purchase and Letter of Transmittal.*

99.2            Offer to Purchase.*

99.3            Form of Letter of Transmittal.*

99.4            Other Communications.**

*                   Previously filed on Schedule TO on September 18, 2015.
**               Filed herewith.